Filed Pursuant to Rule 433
Registration No. 333-169315-03

Entergy Arkansas, Inc.

$200,000,000
First Mortgage Bonds,
4.90% Series due December 1, 2052

Final Terms and Conditions

December 6, 2012

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	December 6, 2012

Settlement Date (T+5):	December 13, 2012

Principal Amount:	$200,000,000

Coupon:	4.90%

Coupon Payment Dates:	March 1, June 1, September 1 and December 1 of each year

First Payment Date:	March 1, 2013

Final Maturity Date:	December 1, 2052

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after December 1, 2017

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$193,700,000

Expected Listing:	New York Stock Exchange

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Stephens Inc.
Wells Fargo Securities, LLC

CUSIP / ISIN:	29364D 761 / US29364D7619

It is expected that delivery of the bonds will be made on or about the settlement date specified above, which will be the fifth business day (T+5) following the date of this term sheet.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise.  Accordingly, the purchasers who wish to trade the bonds on the date of this term sheet or the next business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the bonds who wish to trade the bonds on the date of this term sheet or the next business day should consult their own advisors.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC at 1-800-584-6837, (iii) Stephens Inc. at 501-377-8338, or (iv) Wells Fargo Securities, LLC at 1-800-326-5897.